Exhibit 99.27

FORM 51-101F4 - NOTICE OF FILING OF 51-101F1 INFORMATION

This is the form referred to in section 2.3 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

On March 14, 2013, Crescent Point Energy Corp. (the "Company") filed its reports under section 2.1 of NI 51-101, which can be found in the Company's Annual Information Form for the year ended December 31, 2012 under the Company's profile on SEDAR at www.sedar.com.